EXHIBIT 99.3

                    Consolidated Financial Statements
                    (Expressed in Canadian dollars)

                    YM BIOSCIENCES INC.
                    (A DEVELOPMENT STAGE COMPANY)

                    Years ended June 30, 2004, 2003 and 2002

[LOGO]
KPMG

        KPMG LLP                                    Telephone (416) 228-7000
        CHARTERED ACCOUNTANTS                       Fax      (416) 228-7123
        Yonge Corporate Centre                      Internet    www.kpmg.ca
        4100 Yonge Street Suite 200
        Toronto ON M2P 2H3
        Canada


AUDITORS' REPORT TO THE SHAREHOLDERS

We have audited the consolidated balance sheets of YM Biosciences Inc. (a development stage company) as at June 30, 2004 and 2003 and the consolidated statements of operations and deficit and cash flows for each of the years in the three-year period ended June 30, 2004 and for the period from August 17, 1994 to June 30, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at June 30, 2004 and 2003 and the results of its operations and its cash flows for each of the years in the three-year period ended June 30, 2004 and for the period from August 17, 1994 to June 30, 2004 in accordance with Canadian generally accepted accounting principles.

/s/ KPMG LLP

Chartered Accountants

Toronto, Canada
August 18, 2004, except
as to note 11 which is
as of October 1, 2004


                     KPMG LLP, a Canadian limited liability
                   partnership is the Canadian member firm of
                    KPMG International, a Swiss cooperative.

YM BIOSCIENCES INC.
(A DEVELOPMENT STAGE COMPANY)

Consolidated Balance Sheets

June 30, 2004 and 2003
(Amounts in Canadian dollars, unless otherwise noted)

====================================================================================
                                                            2004            2003
-----------------------------------------------------------------------------------

Assets

Current assets:
     Cash and cash equivalents (note 1(b))              $  5,493,907    $  7,675,466
     Short-term deposits (note 1(c))                      14,893,951               -
     Marketable securities (note 2)                           19,715         783,622
     Accounts receivable and prepaid expenses                463,838         168,187
     -------------------------------------------------------------------------------
                                                          20,871,411       8,627,275

Capital assets (note 3)                                       11,381          22,567
------------------------------------------------------------------------------------
                                                        $ 20,882,792    $  8,649,842
====================================================================================

Liabilities and Shareholders' Equity

Current liabilities:
     Accounts payable                                   $    993,272    $    101,506
     Accrued liabilities                                     170,439         221,077
     -------------------------------------------------------------------------------
                                                           1,163,711         322,583

Shareholders' equity:
     Share capital (note 5)                               59,841,914      44,729,104
     Share purchase warrants (note 5)                      3,627,239               -
     Contributed surplus (note 5)                             29,816           9,965
     Deficit accumulated during the development stage    (43,779,888)    (36,411,810)
     -------------------------------------------------------------------------------
                                                          19,719,081       8,327,259

Commitments (note 7)
Subsequent events (note 11)

------------------------------------------------------------------------------------
                                                        $ 20,882,792    $  8,649,842
====================================================================================

See accompanying notes to consolidated financial statements.

YM BIOSCIENCES INC.
(A DEVELOPMENT STAGE COMPANY)

Consolidated Statements of Operations and
Deficit Accumulated During the Development Stage
(Amounts in Canadian dollars, unless otherwise noted)

===========================================================================================================
                                                                                                       From
                                                                                               inception on
                                                                                            August 17, 1994
                                                       Years ended June 30,                     to June 30,
                                                   2004            2003           2002                 2004
-----------------------------------------------------------------------------------------------------------

Interest income                            $    347,187    $    273,232    $    154,112        $  2,788,418

Expenses:
     General and administrative               3,130,324       1,877,509       1,864,289          14,293,992
     Licensing and product
       development                            5,066,569       3,965,385       4,729,216          30,876,387
----------------------------------------------------------------------------------------------------------
                                              8,196,893       5,842,894       6,593,505          45,170,379
----------------------------------------------------------------------------------------------------------

Loss before the undernoted                   (7,849,706)     (5,569,662)     (6,439,393)        (42,381,961)

Gain on sale of marketable securities           638,332              --              --             638,332

Unrealized loss on marketable securities             --      (1,812,158)             --          (1,812,158)
----------------------------------------------------------------------------------------------------------
Loss before income taxes                     (7,211,374)     (7,381,820)     (6,439,393)        (43,555,787)

Income taxes                                         --              --           7,300               7,300
----------------------------------------------------------------------------------------------------------
Loss for the period                          (7,211,374)     (7,381,820)     (6,446,693)        (43,563,087)

Deficit, beginning of period                (36,411,810)    (28,969,893)    (22,523,200)                 --

Cost of purchasing shares for
   cancellation in excess of book
   value (note 5)                              (156,704)        (60,097)             --            (216,801)

-----------------------------------------------------------------------------------------------------------
Deficit, end of period                     $(43,779,888)   $(36,411,810)   $(28,969,893)       $(43,779,888)
===========================================================================================================

Basic and diluted loss per
   common share                            $      (0.34)   $      (0.56)   $      (0.50)
===========================================================================================================

Weighted average number of
   common shares outstanding                 21,353,479      13,218,177      12,991,039
===========================================================================================================

See accompanying notes to consolidated financial statements.

YM BIOSCIENCES INC.
(A DEVELOPMENT STAGE COMPANY)

Consolidated Statements of Cash Flows
(Amounts in Canadian dollars, unless otherwise noted)

-------------------------------------------------------------------------------------------------------------------
                                                                                                               From
                                                                                                       inception on
                                                                                                    August 17, 1994
                                                                       Years ended June 30,             to June 30,
                                                             2004            2003           2002               2004
-------------------------------------------------------------------------------------------------------------------

Cash provided by (used in):

Operating activities:
     Loss for the period                             $ (7,211,374)   $ (7,381,820)   $ (6,446,693)     $(43,563,087)
     Items not involving cash:
         Depreciation                                      14,910          59,640          48,061           258,947
         Unrealized loss on
           marketable securities                               --       1,812,158              --         1,812,158
         Gain on sale of
           marketable securities                         (638,332)             --              --          (638,332)
         Stock-based compensation                          19,851           9,965              --            29,816
     Change in non-cash operating working capital:
         Accounts receivable
           and prepaid expenses                          (295,651)         21,927          (9,508)         (463,838)
         Accounts payable and
           accrued liabilities                            841,128         (51,803)       (163,825)        1,163,711
-------------------------------------------------------------------------------------------------------------------
                                                       (7,269,468)     (5,529,933)     (6,571,965)      (41,400,625)

Financing activities:
     Issuance of common shares
       on exercise of options                           1,544,375              --              --         1,544,375
     Issuance of common shares
       on exercise of warrants                            222,348              --              --           222,348
     Redemption of preferred shares                            --         (80,372)             --        (2,630,372)
     Repurchase of common shares                         (230,379)        (19,390)             --          (249,769)
     Net proceeds from issuance of
       shares and special warrants                     17,047,001              --      11,739,407        61,769,990
-------------------------------------------------------------------------------------------------------------------
                                                       18,583,345         (99,762)     11,739,407        60,656,572

Investing activities:
     Short-term deposits, net                         (14,893,951)             --              --       (14,893,951)
     Proceeds on sale of
       marketable securities                            1,402,239              --              --         1,402,239
     Restricted cash                                           --         600,000        (600,000)               --
     Additions to capital assets                           (3,724)         (2,361)         (2,808)         (270,328)
-------------------------------------------------------------------------------------------------------------------
                                                      (13,495,436)        597,639        (602,808)      (13,762,040)
-------------------------------------------------------------------------------------------------------------------

Increase (decrease) in cash
   and cash equivalents                                (2,181,559)     (5,032,056)      4,564,634         5,493,907

Cash and cash equivalents,
   beginning of period                                  7,675,466      12,707,522       8,142,888                --

-------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents,
   end of period                                     $  5,493,907    $  7,675,466    $ 12,707,522      $  5,493,907
===================================================================================================================

See accompanying notes to consolidated financial statements.

YM BIOSCIENCES INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Consolidated Financial Statements (continued)
(Amounts in Canadian dollars, unless otherwise noted)

Years ended June 30, 2004, 2003 and 2002

--------------------------------------------------------------------------------

The Company was incorporated on August 17, 1994 under the laws of the Province of Ontario. The Company continued under the laws of the Province of Nova Scotia on December 11, 2001. The Company is a development stage company. Its long-term viability is dependent on the success of its regulatory submissions and licensing and marketing activities, its ability to obtain additional financing and to earn a sufficient market share once its licensed products are in commercial production. The Company has entered into licensing agreements with certain biotechnology, pharmaceutical and medical institutes. The licenses grant exclusive rights for certain territories for certain products or families of products developed and rights of first refusal on additional territories, additional products or extensions to existing products.

1.    SIGNIFICANT ACCOUNTING POLICIES:

      The accompanying financial statements are prepared in accordance with accounting principles generally accepted in Canada. Significant accounting policies are summarized below:

      (a)   Basis of presentation:

            These consolidated financial statements include the accounts of the Company, its subsidiaries, CBQYM Inc. (Ontario and Barbados), and its proportionate share of the revenue, expenses, assets and liabilities of the 80%-owned incorporated joint ventures, CIMYM Inc. (Ontario and Barbados).

            The Company has made a provision of $4,870,939 as of June 30, 2004 (2003 - $5,240,642), which is equal to the amount by which the funding provided to the joint ventures by way of preferred shares and loans exceeds the Company's proportionate share of expenses incurred. Provision for the advances has been made in the accounts consistent with the classification of the expenditures being funded, such that the Company has consolidated all of the underlying results of operations of the joint ventures. The provisions may not be required in the future if recovery from the joint ventures appears certain.

            During the year, the Company increased its ownership in CBQYM Inc. from 80% to 100% for nominal consideration. The Company intends to wind up CBQYM Inc. subsequent to year end. As such, the assets of this company have been valued on a liquidation value basis. No gain or loss on winding up this company is expected by management.

YM BIOSCIENCES INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Consolidated Financial Statements (continued)
(Amounts in Canadian dollars, unless otherwise noted)

Years ended June 30, 2004, 2003 and 2002

--------------------------------------------------------------------------------


1.    SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

      (b)   Cash and cash equivalents:

            Cash and cash equivalents are recorded at cost. Cash equivalents consist of highly liquid, held-to-maturity deposits, with terms extending to 90 days from the date of acquisition.

      (c)   Short-term deposits:

            Short-term deposits are recorded at cost and consist of highly liquid, held-to-maturity deposits, with terms extending beyond 90 days from the date of acquisition.

      (d)   Marketable securities:

            Marketable securities are recorded at the lower of cost and market value. Market values of shares and warrants held are determined based on their quoted market prices. Losses arising from changes in the market value are included in net earnings or loss for the year.

      (e)   Capital assets:

            Capital assets are stated at cost less accumulated depreciation. Depreciation is provided to amortize the cost of capital assets over their estimated useful lives using the straight-line method over the following periods:

--------------------------------------------------------------------------------

           Computer equipment                                3 years
           Furniture and equipment                           5 years
           Leasehold improvements                      Term of lease

--------------------------------------------------------------------------------

      (f)   Development costs:

            To date, all development costs have been expensed. Development costs include costs associated with product development activities, including salaries of scientific and technical staff and payments to third parties for development activities. Development costs that meet specific stringent criteria related to technical, market and financial feasibility are capitalized. To date, none of the development costs has met such criteria. The Company has made no expenditures for scientific research.

YM BIOSCIENCES INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Consolidated Financial Statements (continued)
(Amounts in Canadian dollars, unless otherwise noted)

Years ended June 30, 2004, 2003 and 2002

--------------------------------------------------------------------------------

1.    SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

      (g)   Government assistance:

            Government assistance, including investment tax credits received relating to development costs, is reflected as a reduction of the development costs when there is reasonable assurance that the assistance will be realized.

      (h)   Income taxes:

            The Company uses the asset and liability method of accounting for income taxes. Under the asset and liability method, future tax
            assets  and   liabilities   are   recognized   for  the  future  tax
            consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the year that includes the date of enactment or substantive enactment.

            In assessing the realizability of future income tax assets, management considers whether it is more likely than not that some portion or all of the future income tax assets will be realized. The ultimate realization of future income tax assets is dependent upon the generation of future taxable income during the period in which the temporary differences are deductible. Management considers the scheduled reversals of future income tax liabilities, the character of the future income tax asset and tax planning strategies in making this assessment. To the extent that management believes that the realization of future income tax assets does not meet the more likely than not realization criteria, a valuation allowance is recorded against the future income tax assets.

YM BIOSCIENCES INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Consolidated Financial Statements (continued)
(Amounts in Canadian dollars, unless otherwise noted)

Years ended June 30, 2004, 2003 and 2002

--------------------------------------------------------------------------------

1.    SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

      (i)   Stock-based compensation:

            The Company has a stock option plan for directors, officers, employees and service providers, as described in note 6. All stock options issued under the plan have an exercise price equal to the fair market value of the underlying shares on the date of the grant. The Company applies the intrinsic value-based method of accounting to its stock option plan. No compensation expense is recorded on the grant of options to directors, officers and employees under the plan. Consideration paid by directors, officers and employees on the exercise of stock options is recorded as share capital. Options issued to service providers of the Company are valued using the Black-Scholes fair value option pricing model. The value of these options is expensed during the period in which the service is rendered and is recorded as contributed surplus.

      (j)   Measurement uncertainty:

            The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the year. Actual results could differ from those estimates.

2.    MARKETABLE SECURITIES:

      On September 25, 2002, as set out in note 5, the Company issued Class B preferred shares in exchange for 1,100,000 ordinary shares and 220,000 warrants of New Opportunities Investment Trust ("NOIT") as part of the NOIT initial prospectus offering. The cost of the NOIT investment of $2,595,780 was determined with reference to the market value of the Company's Class B preferred shares at that time. Since the date of the original listing of the NOIT shares and warrants on the London Stock Exchange to June 30, 2003, the value of these shares and warrants declined by $1,812,158 with such amount being reflected as a loss in the 2003 consolidated statements of operations. On January 9, 2004, the Company completed a transaction, whereby it sold 1,100,000 ordinary shares of NOIT at their market value of (pound)0.55 (approximately $1.29) per share, resulting in a net gain of $638,332. As at June 30, 2004, the marketable securities consist of 220,000 share purchase warrants in NOIT that have a market value of $69,491 (2003 - $783,622).

YM BIOSCIENCES INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Consolidated Financial Statements (continued)
(Amounts in Canadian dollars, unless otherwise noted)

Years ended June 30, 2004, 2003 and 2002

--------------------------------------------------------------------------------

3.    CAPITAL ASSETS:

      --------------------------------------------------------------------------
                                                       Accumulated      Net book
      June 30, 2004                         Cost      depreciation         value
      --------------------------------------------------------------------------

      Computer equipment                $132,022          $123,394      $  8,628
      Furniture and equipment             75,042            72,289         2,753
      Leasehold improvements              45,205            45,205            --

      --------------------------------------------------------------------------
                                        $252,269          $240,888      $11,381
      ==========================================================================

      --------------------------------------------------------------------------
                                                       Accumulated      Net book
      June 30, 2003                         Cost      depreciation         value
      --------------------------------------------------------------------------

      Computer equipment                $130,457          $112,902      $ 17,555
      Furniture and equipment             72,883            67,871         5,012
      Leasehold improvements              45,205            45,205            --

      --------------------------------------------------------------------------
                                        $248,545          $225,978      $ 22,567
      ==========================================================================

4.    INVESTMENT IN JOINT VENTURES:

      The consolidated financial statements include the Company's share of the revenue and expenses of incorporated joint ventures, and makes provision for all advances made to the joint ventures that do not eliminate on consolidation. This accounting effectively results in 100% of the joint ventures revenues and expenses being included in the consolidated financial statements as follows:

      =========================================================================================
                                                                                          From
                                                                                  inception on
                                                                                    August 17,
                                                                                       1994 to
                                                     Years ended June 30,             June 30,
                                             2004           2003           2002           2004
      -----------------------------------------------------------------------------------------

      General and administrative
        expenses                      $ 2,413,500    $ 1,857,887    $ 2,027,777    $10,806,727
      Licensing and product
        development cost                  946,453      1,774,823      2,846,255     18,756,437

      -----------------------------------------------------------------------------------------
      Loss for the period             $ 3,359,953    $ 3,632,710    $ 4,874,032    $29,563,164
      =========================================================================================

5.    WARRANTS, SHARE CAPITAL AND CONTRIBUTED SURPLUS:

      Special warrants:

      On December 15, 2003, the Company completed the sale of 10,895,658 special warrants by way of private placement. Each special warrant sold for $1.75 and entitled the holder to receive one common share and one-half of a share purchase warrant to purchase one additional common share. As part of the consideration for arranging the private placement, the Company also issued 1,089,566 special agent warrants entitling agents to receive a share purchase warrant to purchase one additional common share. On February 17, 2004, pursuant to a prospectus filed with the Ontario Securities Commission, the special warrants were automatically exercised and the Company issued 10,895,658 common shares and 5,447,829 share purchase warrants which are exchangeable with $2.50 for one common share for five years and 1,089,566 share purchase warrants to agents which are exchangeable with $1.75 for one common share for five years. Total proceeds amounted to $19,067,402, less issuance costs of $2,990,115. The share purchase warrants were recorded at fair value of $3,725,820 using the Black-Scholes fair value option pricing model.

      Authorized:
            500,000,000 Class A preferred shares
            500,000,000 Class B preferred shares, Series 1
            500,000,000 Class A non-voting common shares
            500,000,000 common shares

      Issued:

      ==========================================================================
                                                     Number of
                                                        shares           Amount
      --------------------------------------------------------------------------

      Class B preferred shares, Series 1:
          Balance, June 30, 2002                    3,750,000     $ 11,514,407
          Issued from treasury (NOIT)                 759,000        2,595,780
          Shares repurchased for cancellation         (46,200)         (29,329)
          Conversion to common shares              (4,462,800)     (14,080,858)

      --------------------------------------------------------------------------
      Balance, June 30, 2004 and 2003                      --     $         --
      ==========================================================================

YM BIOSCIENCES INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Consolidated Financial Statements (continued)
(Amounts in Canadian dollars, unless otherwise noted)

Years ended June 30, 2004, 2003 and 2002

--------------------------------------------------------------------------------

5.    WARRANTS, SHARE CAPITAL AND CONTRIBUTED SURPLUS (CONTINUED):

      ================================================================================
                                                            Number of
                                                               shares           Amount
      --------------------------------------------------------------------------------

      Common shares:
         Issued on incorporation, August 17, 1994                   7     $          1
         Issued to founding shareholders during fiscal 19   4,204,250          224,457
         Issued on private placement, August 1996             125,009           10,000
         Issued on exercise of special warrants, June 199   4,484,613       13,167,901
         Issued on private placement, August 1997             272,250        1,139,366
         Issued on private placement, March/April 2000      3,813,840       15,366,701
         Issued on exercise of stock options, May 2000         23,125           75,156
         Issued pursuant to licensing agreement,
            November 2000                                      50,000          450,000
      --------------------------------------------------------------------------------
         Balance, June 30, 2001                            12,973,094       30,433,582
         Issued pursuant to a licensing agreement              25,000          225,000
      --------------------------------------------------------------------------------
         Balance, June 30, 2002                            12,998,094       30,658,582
         Conversion of preferred shares, June 12, 2003      4,462,800       14,080,858
         Shares purchased for cancellation                    (19,000)         (10,336)
      --------------------------------------------------------------------------------
         Balance, June 30, 2003                            17,441,894       44,729,104
         Shares repurchased for cancellation                 (169,900)         (73,675)
         Issued on the exercise of special warrants,
            February 2004                                  10,895,658       13,321,181
         Issued on exercise of stock options                   23,000           44,375
         Issued on exercise of warrants                       118,939          320,929
         Issued on exercise of compensation options           375,000        1,500,000
      --------------------------------------------------------------------------------
       Balance, June 30, 2004                              28,684,591     $ 59,841,914
      ================================================================================

      On September 25, 2002, the Company completed a share purchase transaction, whereby the Company issued 759,000 Class B preferred shares, Series 1 at their market value of (pound)1.45 (approximately $3.42) per share in consideration for 1,100,000 ordinary shares and 220,000 warrants of NOIT under NOIT's U.K. prospectus offering.

      During the year ended June 30, 2003, the Company purchased for cancellation 46,200 Class B preferred shares, Series 1 and 19,000 common shares under a normal course issuer bid, at a total cost of $99,762. The excess of $60,097 over the book value of the shares was charged to deficit.

YM BIOSCIENCES INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Consolidated Financial Statements (continued)
(Amounts in Canadian dollars, unless otherwise noted)

Years ended June 30, 2004, 2003 and 2002

--------------------------------------------------------------------------------

5.    WARRANTS, SHARE CAPITAL AND CONTRIBUTED SURPLUS (CONTINUED):

      On June 12, 2003, the Class B preferred shares, Series 1 automatically converted into common shares on a one-for-one basis.

      During the year ended June 30, 2004, the Company purchased for cancellation 169,900 common shares under a normal course issuer bid, at a total cost of $230,379. The excess of $156,704 over the book value of the shares was charged to deficit.

      Share purchase warrants:

      The Company has issued warrants for the purchase of common shares. Each warrant entitles the holder to purchase one common share of the Company for a specified price for a specific period of time. No value was ascribed to the warrants issued prior to June 30, 2002. Warrants issued after that date have been valued on a relative basis using the Black-Scholes fair value option pricing model. The following table contains information regarding the warrants to acquire common shares outstanding as of June 30, 2004. As of June 30, 2004, all outstanding warrants were exercisable.

      ===============================================================================
                                                              Weighted
                                                               average
                                                   Number of  exercise
                                                      shares     price         Amount
      -------------------------------------------------------------------------------
      Outstanding, June 30, 2002 and
        June 30, 2003                              3,020,669     $4.50    $        --
      Issued February 2004 on exercise of
        special warrants at relative fair value    5,447,829      2.50      2,756,106
      Issued February 2004 on exercise of
        special agent warrants at fair value       1,089,566      1.75        969,714
      Exercised                                     (118,939)     1.87        (98,581)
      Expired                                     (2,613,725)     4.50             --

      -------------------------------------------------------------------------------
      Outstanding, June 30, 2004                   6,825,400      2.53    $ 3,627,239
      ===============================================================================

YM BIOSCIENCES INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Consolidated Financial Statements (continued)
(Amounts in Canadian dollars, unless otherwise noted)

Years ended June 30, 2004, 2003 and 2002

--------------------------------------------------------------------------------

5. WARRANTS, SHARE CAPITAL AND CONTRIBUTED SURPLUS (CONTINUED):

       As at June 30, 2004:

      ==========================================================================
                                                                        Weighted
                                                                         average
                                                                       remaining
      Range of                                       Number          contractual
      exercise price                            outstanding         life (years)
      --------------------------------------------------------------------------

      $1.75                                         989,566                 4.46
      $2.50                                       5,428,890                 4.46
      $4.00                                         125,000                 2.00
      $4.50                                         244,444                 1.25
      $9.00                                          37,500                 0.25

      ==========================================================================

6.    STOCK OPTIONS:

      The Company has granted stock options pursuant to a stock option plan. Under the plan, options to purchase common shares may be granted to directors, officers, employees and service providers of the Company. Of the 2,523,252 options outstanding at June 30, 2004, 143,382 were granted to vest immediately and the remainder were granted to vest over time. The option exercise prices range from $1.50 to $4.50.

      On April 1, 2004, the Company issued 2,500 stock options in exchange for investor relations services rendered. The fair value of these options using the Black-Scholes fair value option pricing model of $3,601 was expensed and recorded as contributed surplus.

      On January 24, 2003, the Company issued 10,000 stock options in exchange for investor relations services rendered. The fair value of these options using the Black-Scholes fair value option pricing model of $9,965 was expensed and recorded as contributed surplus.

      On October 1, 2003, the Company issued 25,000 stock options in exchange for investor relations services rendered. The fair value of these options using the Black-Scholes fair value option pricing model of $16,250 was expensed and recorded as contributed surplus.

YM BIOSCIENCES INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Consolidated Financial Statements (continued)
(Amounts in Canadian dollars, unless otherwise noted)

Years ended June 30, 2004, 2003 and 2002

--------------------------------------------------------------------------------

6.    STOCK OPTIONS (CONTINUED):

      The following tables outline the impact and assumptions used if the compensation cost for the Company's stock options issued to directors, officers and employees was determined under the fair value-based method. The Company has applied the pro forma disclosure provisions to awards granted on or after July 1, 2002. The pro forma effect of awards granted prior to July 1, 2002 has not been included.

      ================================================================================
                                                                  2004            2003
      --------------------------------------------------------------------------------
      Loss for the year, as reported                       $(7,211,374)    $(7,381,820)
      Pro forma loss for the year                           (7,691,898)     (7,440,675)
      Pro forma loss per common share - basic and diluted        (0.36)          (0.56)

      ================================================================================

      The fair value of each option granted was estimated on the date of grant using the Black-Scholes fair value option pricing model with the following assumptions:

      ==================================================================================
      Issue date                                               2004                 2003
      ----------------------------------------------------------------------------------
      Number of options of issued                           825,620              597,500
      Risk-free interest rate                          3.2% - 4.43%        2.75% - 4.11%
      Volatility factor                                  86% - 120%                  120%
      Contractual life of options                      5 - 10 years         5 - 10 years
      Vesting period (months)                               12 - 40     Immediately - 24
      Weighted average fair value of options granted         $ 1.17               $ 1.28

      ==================================================================================

YM BIOSCIENCES INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Consolidated Financial Statements (continued)
(Amounts in Canadian dollars, unless otherwise noted)

Years ended June 30, 2004, 2003 and 2002

--------------------------------------------------------------------------------

6.    STOCK OPTIONS (CONTINUED):

      The following tables reflect the activity under the stock option plan for the years ended June 30, 2004 and 2003 and the share options outstanding at June 30, 2004:

      =============================================================================================
                                                       2004                         2003
      ---------------------------------------------------------------------------------------------
                                                              Weighted                     Weighted
                                                               average                      average
                                                              exercise                     exercise
                                                 Number          price        Number          price
      ---------------------------------------------------------------------------------------------

      Outstanding, beginning of year          1,727,132     $     3.34     1,209,632     $     4.04
      Granted                                   825,620           1.64       597,500           1.70
      Cancelled/forfeited                        (6,500)          2.94       (80,000)          4.19
      Exercised                                 (23,000)          1.93            --             --
      ---------------------------------------------------------------------------------------------
      Outstanding, end of year                2,523,252           2.80     1,727,132           3.34
      =============================================================================================

      Exercisable, end of year                1,604,151     $     3.40     1,092,170     $     3.90
      =============================================================================================


      As at June 30, 2004:

      ==============================================================================================
                                        Options outstanding                  Options exercisable
                             -----------------------------------------   ---------------------------
                                              Weighted
                                               average        Weighted                      Weighted
                                             remaining         average                       average
      Range of                   Number    contractual        exercise         Number       exercise
      exercise price        outstanding   life (years)           price    exercisable          price
      ----------------------------------------------------------------------------------------------
      $   1.50                  25,000             0.2       $    1.50         25,000      $    1.50
      $   1.75               1,080,620             8.0            1.75        316,698           1.75
      $   2.00                  60,000             8.8            2.00         21,000           2.00
      $   2.10                  50,000             9.8            2.10         16,667           2.10
      $   2.50                 167,500             7.7            2.50         74,050           2.50
      $   3.25                 425,300             3.0            3.25        425,300           3.25
      $   4.00                  12,500             3.4            4.00         12,500           4.00
      $   4.50                 702,332             5.5            4.50        712,936           4.50

      ----------------------------------------------------------------------------------------------
      $1.50 - $4.50          2,523,252             6.4            2.80      1,604,151           3.40
      ==============================================================================================

YM BIOSCIENCES INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Consolidated Financial Statements (continued)
(Amounts in Canadian dollars, unless otherwise noted)

Years ended June 30, 2004, 2003 and 2002

--------------------------------------------------------------------------------

6.    STOCK OPTIONS (CONTINUED):

      As at June 30, 2003:

      ===========================================================================================
                                     Options outstanding                   Options exercisable
                         ------------------------------------------    --------------------------
                                           Weighted
                                            average        Weighted                      Weighted
                                          remaining         average                       average
      Range of                Number    contractual        exercise         Number       exercise
      exercise price     outstanding   life (years)           price    exercisable          price
      -------------------------------------------------------------------------------------------

      $1.75                  351,500            9.8        $   1.75         17,575        $  1.75
      $2.00                   60,000            9.8            2.00          3,000           2.00
      $2.50                  176,000            9.2            2.50         32,050           2.50
      $3.25                  425,300            4.1            3.25        425,300           3.25
      $4.00                   10,000            4.5            4.00          7,500           4.00
      $4.50                  704,332            6.5            4.50        606,745           4.50

      -------------------------------------------------------------------------------------------
      $1.75 - $4.50        1,727,132            7.0            3.34      1,092,170           3.90
      ===========================================================================================

7.    COMMITMENTS:

      As part of the license agreements for certain products, the Company has committed to make certain product development payments. These payments are obligations of the Company so long as the Company continues to support the development of certain products.

      The Company committed to product development payments of $100,000 per year and to consulting services payments of $50,000 per year to the University of Manitoba and The Manitoba Cancer Treatment and Research Foundation for a three-year period ended November 2003. Payment of obligations under these contracts has now been completed.

      The Company has entered into a clinical research services contract dated March 2004 for management services relating to a clinical trial involving up to 700 patients and 67 sites. The contract is expected to be completed by December 31, 2006; however, this is subject to change. The Company can terminate this contract by providing 30 days' notice and a penalty of 10% of any remaining commitment.

YM BIOSCIENCES INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Consolidated Financial Statements (continued)
(Amounts in Canadian dollars, unless otherwise noted)

Years ended June 30, 2004, 2003 and 2002

--------------------------------------------------------------------------------

7.    COMMITMENTS (CONTINUED):

      The Company leases premises under a five-year lease that expires in January 2008. Under the terms of the lease, the Company can terminate the lease at any time with six months notice plus a penalty of two months rent. Annual minimum payments under this operating lease for the next four years from June 30, 2004 are as follows:

      ==========================================================================

      2005                                                         $      58,632
      2006                                                                60,287
      2007                                                                58,636
      2008                                                                35,560

      --------------------------------------------------------------------------
                                                                   $     213,115
      ==========================================================================

8.    INCOME TAXES:

      The Company and its joint venturers have non-capital losses for income tax purposes available for application against future taxable income in Canada and Barbados. The losses expire as follows:

      ==========================================================================
                                               Canada                Barbados
      --------------------------------------------------------------------------

      2005                                 $       217,000      $             --
      2006                                         125,000               930,000
      2007                                         285,000             2,229,000
      2008                                         642,000             2,079,000
      2009                                       1,687,000             3,500,000
      2010                                       2,102,000             5,019,000
      2011                                       5,927,000             3,802,000
      2012                                              --             2,600,000
      2013                                              --             1,704,000

      --------------------------------------------------------------------------
                                            $    10,985,000      $    21,863,000
      ==========================================================================

      The Company has a pool of scientific research and experimental development expenditures available to reduce future taxable income of $2,113,000 at June 30, 2004 (2003 - $1,439,000). The pool has no expiry date.

YM BIOSCIENCES INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Consolidated Financial Statements (continued)
(Amounts in Canadian dollars, unless otherwise noted)

Years ended June 30, 2004, 2003 and 2002

--------------------------------------------------------------------------------

8.    INCOME TAXES (CONTINUED):

      The Company earned $397,825 of investment tax credits during the year (2003 - $110,115; 2002 - $65,612), of which $94,425 is included in accounts receivable at June 30, 2004 (2003 - nil). The Company has investment tax credit carryforwards of $1,365,000 at June 30, 2004 (2003 - $1,160,000) available to reduce future taxes payable. These investment tax credits expire as follows:

      ==========================================================================

      2011                                                        $      259,000
      2012                                                               424,000
      2013                                                               371,000
      2014                                                               311,000

      --------------------------------------------------------------------------
                                                                  $    1,365,000
      ==========================================================================

      No future tax benefit resulting from the non-capital losses, the pool of scientific research and experimental development expenditures or the investment tax credit carryforwards has been reflected in the consolidated financial statements as a full valuation of $5,711,000 has been taken at June 30, 2004 (2003 - $2,988,000; 2002 - $1,933,000).

9.    CANADIAN AND UNITED STATES ACCOUNTING POLICY DIFFERENCES:

      The Company's consolidated financial statements are prepared in accordance with generally accepted accounting principles ("GAAP") in Canada, which differ in certain respects from those applied in the United States. The following items present the impact of material differences between Canadian GAAP and United States GAAP on the Company's consolidated financial statements.

      (a)   Development stage enterprise:

            United States GAAP requires certain additional disclosures for development stage enterprises. These require cumulative amounts from the enterprise's inception be presented. For ease of presentation, these disclosures have been disclosed in the consolidated statements of operations and deficit and cash flows and note 5 to these consolidated financial statements as appropriate.

YM BIOSCIENCES INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Consolidated Financial Statements (continued)
(Amounts in Canadian dollars, unless otherwise noted)

Years ended June 30, 2004, 2003 and 2002

--------------------------------------------------------------------------------

9.    CANADIAN AND UNITED STATES ACCOUNTING POLICY DIFFERENCES (CONTINUED):

      (b)   Statement of income (loss) and comprehensive income (loss):

            The following table reconciles loss for the period as reported in the consolidated statements of operations and deficit reported under Canadian GAAP to what would have been reported had the statements been prepared in accordance with United States GAAP.

      ==================================================================================
                                                  2004            2003             2002
      ----------------------------------------------------------------------------------
      Loss for the period based on
         Canadian GAAP                   $  (7,211,374)   $ (7,381,820)    $ (6,446,693)
      Unrealized gain on
         marketable securities                  49,776               -                -

      ----------------------------------------------------------------------------------
       Loss for the period and
         comprehensive loss
         based on United States GAAP     $  (7,161,598)   $ (7,381,820)    $ (6,446,693)
      ==================================================================================

      Basic and diluted loss per share   $       (0.34)   $      (0.56)    $      (0.50)

      ==================================================================================

      Weighted average number of
         common shares outstanding          21,353,479      13,218,177       12,991,039

      ==================================================================================

YM BIOSCIENCES INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Consolidated Financial Statements (continued)
(Amounts in Canadian dollars, unless otherwise noted)

Years ended June 30, 2004, 2003 and 2002

--------------------------------------------------------------------------------

9.    CANADIAN AND UNITED STATES ACCOUNTING POLICY DIFFERENCES (CONTINUED):

      Canadian GAAP requires that marketable securities be recorded at the lower of cost and market value and does not permit the written-down value to be adjusted upward for subsequent recoveries of market value. The marketable securities held by the Company are classified as trading securities in accordance with FASB Statement 115, Accounting for Certain Investments in Debt and Equity Securities. Under United States GAAP, these securities are measured at market value each period end and any unrealized holding gains and losses are reported in the consolidated statements of operations and deficit. During the year ended 2003, the Company recognized a charge of $1,812,158 for an other than temporary decline in market value and, accordingly, there was no difference in the carrying amount of the marketable securities under United States GAAP and Canadian GAAP. During the year ended June 30, 2004, the unrealized increase in market value of securities held was $49,776. As such, this amount has been recognized as an unrealized gain for United States GAAP purposes with a corresponding increase in investments and shareholders' equity under United States GAAP.

      Loss per common share has been calculated using the weighted average number of common shares outstanding during the period. The potential effect of share options and share purchase warrants is not dilutive to the loss per common share.

YM BIOSCIENCES INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Consolidated Financial Statements (continued)
(Amounts in Canadian dollars, unless otherwise noted)

Years ended June 30, 2004, 2003 and 2002

--------------------------------------------------------------------------------

9.    CANADIAN AND UNITED STATES ACCOUNTING POLICY DIFFERENCES (CONTINUED):

      (c)   Consolidated statement of changes in shareholders' equity:

            United States GAAP requires the inclusion of a consolidated statement of changes in shareholders' equity for each year a statement of income is presented. Shareholders' equity under United States GAAP is as follows:

      =======================================================================================================
                                                        Deficit
                                                    accumulated                    Accumulated
                                                     during the                          other
                                   Warrants and     development     Contributed  comprehensive
                                  share capital           stage         surplus          income         Total
      -------------------------------------------------------------------------------------------------------

      Balance, June 30, 2001       $ 30,433,582    $(22,523,200)   $         --   $         --   $  7,910,382
      Issued pursuant to a
        licensing agreement             225,000              --              --             --        225,000
      Issued by public offering      11,514,407              --              --             --     11,514,407
      Loss for the year                      --      (6,446,693)             --             --     (6,446,693)
      -------------------------------------------------------------------------------------------------------

      Balance, June 30, 2002         42,172,989     (28,969,893)             --             --     13,203,096
      Issued from treasury            2,595,780              --              --             --      2,595,780
      Shares repurchased
        for cancellation                (39,665)        (60,097)             --             --        (99,762)
      Stock-based compensation               --              --           9,965             --          9,965
      Loss for the year                      --      (7,381,820)             --             --     (7,381,820)
      -------------------------------------------------------------------------------------------------------

      Balance, June 30, 2003         44,729,104     (36,411,810)          9,965             --      8,327,259
      Special warrants issue         17,047,001              --              --             --     17,047,001
      Issued on stock options            44,375              --              --             --         44,375
      Issued on warrants                222,348              --              --             --        222,348
      Issued on compensation
        options                       1,500,000              --              --             --      1,500,000
      Shares repurchased
        for cancellation                (73,675)       (156,704)             --             --       (230,379)
      Stock-based compensation               --              --          19,851         19,851
      Loss for the year                      --      (7,161,598)             --             --     (7,161,598)
      -------------------------------------------------------------------------------------------------------

      Total shareholders' equity
        under U.S. GAAP,
         June 30, 2004                63,469,153     (43,730,112)         29,816             --     19,768,857

      Unrealized gain on
        marketable securities
        (9(b))                                --         (49,776)             --             --        (49,776)

      -------------------------------------------------------------------------------------------------------
      Total shareholders' equity
        under Canadian GAAP,
        June 30, 2004              $ 63,469,153    $(43,779,888)   $     29,816   $         --   $ 19,719,081
      =======================================================================================================

YM BIOSCIENCES INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Consolidated Financial Statements (continued)
(Amounts in Canadian dollars, unless otherwise noted)

Years ended June 30, 2004, 2003 and 2002

--------------------------------------------------------------------------------

9.    CANADIAN AND UNITED STATES ACCOUNTING POLICY DIFFERENCES (CONTINUED):

            United States GAAP requires the disclosures of a consolidated statement of comprehensive income. Comprehensive income generally encompasses all changes in shareholders' equity, except those arising from transactions with shareholders. There have been no material transactions that would have been included in comprehensive income had the statements been prepared in accordance with United States GAAP, except as disclosed for loss for the period under United States GAAP.

      (d)   Investment in joint ventures:

            The Company's investments in joint ventures have been accounted for under Canadian GAAP using the proportionate consolidation method. Under United States GAAP, these investments have been analyzed to determine whether any are variable interest entities ("VIEs") under FASB Interpretation No. 46 (Revised), Consolidation of Variable Interest Entities ("FIN 46R"). The Company determined that each of its investments in joint ventures is a VIE and the Company is the primary beneficiary since inception of the entities. As set out in note 1(a), under Canadian GAAP, the Company proportionately consolidates the joint ventures and makes provision for any advances to the joint ventures that do not eliminate on consolidation such that the Company has recorded 100% of the results of operations and cash flows of these entities since their inception. Accordingly, there is no effect on the Company's financial condition or results of operations as a result of these entities being VIEs and of the Company retroactively adopting FIN 46R at March 31, 2004.

YM BIOSCIENCES INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Consolidated Financial Statements (continued)
(Amounts in Canadian dollars, unless otherwise noted)

Years ended June 30, 2004, 2003 and 2002

--------------------------------------------------------------------------------

9.    CANADIAN AND UNITED STATES ACCOUNTING POLICY DIFFERENCES (CONTINUED):

      (e)   Pro forma stock option disclosure:

            The following table outlines the pro forma impact of options granted that have not been recognized as an expense. The compensation cost for these options is determined under the fair value method for awards granted on or after July 1, 1995:

            ============================================================================
                                                      2004           2003           2002
            ============================================================================
            Options granted                        798,120        587,500         90,000
            ============================================================================
            Weighted average fair value of
            options granted                    $      1.17    $      1.28    $      1.33
            ============================================================================
            Loss for the period, as reported   $(7,161,598)   $(7,381,820)   $(6,446,693)
            ============================================================================
            Pro forma loss for the period      $(7,768,490)   $(7,680,304)   $(6,751,059)
            ============================================================================
            Pro forma basic and diluted loss
            per share                          $     (0.36)   $     (0.58)   $     (0.52)
            ============================================================================

            The fair value of each option granted was estimated on the date of grant using the Black-Scholes fair value option pricing model with the assumptions set out in note 5 for the period from July 1, 2002 to June 30, 2004 and the following assumptions for grants made during the period preceding June 30, 2002:

            ==========================================================================
            Risk-free interest rate                                      4.11% - 5.66%
            Dividend yield                                                          --
            Volatility facto                                                50% - 120%
            Expected life of options                                      5 - 10 years
            Vesting period (months)                           Immediately to 40 months
            ==========================================================================

YM BIOSCIENCES INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Consolidated Financial Statements (continued)
(Amounts in Canadian dollars, unless otherwise noted)

Years ended June 30, 2004, 2003 and 2002

--------------------------------------------------------------------------------

9.    CANADIAN AND UNITED STATES ACCOUNTING POLICY DIFFERENCES (CONTINUED):

      (f)   Investment tax credits:

            Canadian GAAP requires that investment tax credits relating to development costs be accounted for as a reduction of development costs. United States GAAP requires such amounts to be accounted for as a reduction of income tax expense. There is no impact on the loss for the period as a result of this GAAP difference. Investment tax credits earned are as follows:

            ====================================================================
                                                                         From
                                                                 inception on
                                                                   August 17,
                                                                      1994 to
                           Years ended June 30,                      June 30,
                  2004             2003              2002                2004
            --------------------------------------------------------------------

            $  397,825     $    110,115       $    65,612      $    1,761,721

            ====================================================================

      (g)   Income taxes:

            Canadian GAAP requires that future income taxes are calculated using enacted income tax rates, or where they exist, substantively enacted income tax rates. United States GAAP does not permit the use of substantively enacted rates. As a full valuation allowance has been recorded against all future tax assets, the future tax assets and valuation allowances are also different as a result of Canadian/United States GAAP loss differences.

            The future tax assets and related valuation allowances as would have been calculated using United States GAAP are approximately $5,698,000, $2,988,000 and $1,933,000, respectively, for the years ended June 30, 2004, 2003 and 2002.

YM BIOSCIENCES INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Consolidated Financial Statements (continued)
(Amounts in Canadian dollars, unless otherwise noted)

Years ended June 30, 2004, 2003 and 2002

--------------------------------------------------------------------------------

9.    CANADIAN AND UNITED STATES ACCOUNTING POLICY DIFFERENCES (CONTINUED):

      (h)   Recent accounting pronouncements:

            (i)   Consolidation of variable interest entities:

                  In June 2003, The Canadian Institute of Chartered Accountants ("CICA") issued Accounting Guideline 15, Consolidation of
                  Variable Interest Entities ("AcG-15"). The Guideline is harmonized with FASB Interpretation No. 46, Consolidation of Variable Interest Entities ("FIN 46") and provides guidance for applying the principles in Section 1590, Subsidiaries, to those entities (defined as VIEs and more commonly referred to as special purpose entities), in which either there is insufficient equity to permit the entity to finance its activities without additional subordinated financial support from other parties or the equity investors lack one or more specified essential characteristics of a controlling financial interest (i.e., voting control, an obligation to absorb expected losses or the right to receive expected residual returns). AcG-15 requires consolidation of VIEs by the primary beneficiary. The primary beneficiary is defined as the party which has exposure to the majority of the VIEs' expected losses and/or expected residual returns. AcG-15 will be effective for all annual and interim periods beginning on or after November 1, 2004.

                  In December 2003, FASB Interpretation No. 46 (Revised), Consolidation of Variable Interest Entities, superseded FIN 46 and is effective for the end of the first reporting period ending on or after March 15, 2004.

                  The Company has adopted FIN 46R for United States GAAP purposes retroactively since the date of inception of the joint ventures. Upon adoption of the standard, the Company has determined that each of its investments in joint ventures should be consolidated from the date when the Company first became involved with the entities (note 9(d)).


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

YM BIOSCIENCES INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Consolidated Financial Statements (continued)
(Amounts in Canadian dollars, unless otherwise noted)

Years ended June 30, 2004, 2003 and 2002

--------------------------------------------------------------------------------

9.    CANADIAN AND UNITED STATES ACCOUNTING POLICY DIFFERENCES (CONTINUED):

      (ii)  Stock-based compensation:

            In December 2002, the FASB issued Statement No. 148, Accounting for Stock-based Compensation - Transition and Disclosure, an amendment to FASB SFAS No. 123, Accounting for Stock-based Compensation, to provide alternative methods of transition for the change to the fair value method of accounting for stock-based employee compensation. The Company has not yet chosen the method of transition. In addition, this Statement amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results.

            The CICA has amended Handbook Section 3870, Stock-based Compensation and Other Stock-based Payments, to require entities to account for employee stock options using the fair value-based method, for years beginning on or after January 1, 2004. As such, the Company will implement the revised standard effective July 1, 2004.

10.   FINANCIAL INSTRUMENTS:

      The fair values of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities approximate their carrying values because of the short-term nature of these instruments.

11.   SUBSEQUENT EVENTS:

      On September 30, 2004, the Corporation completed a bought deal public offering of 6,601,588 units at a price of $3.15 per unit for total gross proceeds of $20,795,002 (net $18,611,860). Each unit consists of one common share and one-half of one common share purchase warrant. Each whole purchase warrant entitles the holder thereof to purchase one additional common share of YM BioSciences Inc. at a price of $3.75 at any time for up to 36 months following the closing.

YM BIOSCIENCES INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Consolidated Financial Statements (continued)
(Amounts in Canadian dollars, unless otherwise noted)

Years ended June 30, 2004, 2003 and 2002

--------------------------------------------------------------------------------

11.   SUBSEQUENT EVENTS (CONTINUED):

      On September 28, 2004, the American Stock Exchange approved the Company's listing application. On September 29, 2004, the Company's Registration Statement on Form 20-F in respect of the Company's common shares was declared effective by the Securities Exchange Commission. On October 1, 2004, the Company's common shares commenced trading on the American Stock Exchange.

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